Sheet1

This proposal has passed

Proxy Results - ML Internet Strategies Fund, Inc.
1st Meeting Date: August 31, 2001
2nd Meeting Date: September 28, 2001
3rd Meeting Date: October 5, 2001

Record Date: June 8, 2001
As of: October 5, 2001

				Units Voted				Percentage of Total Outstanding Units Voted

Votes Needed
	Shares Needed	Outstanding	50% + 1 of				Total Units
All Classes	To Pass	Shares	Outstanding Shares	For	Against	Abstain	Voted	For	Against	Abstain	Votes Received over 50% + 1

Merger of ML Internet Strategies	-2,035,886	87,021,789	43,510,896	45,546,782	2,525,424	1,483,267	49,555,473	52.34%	2.90%	1.70%	-2.34%
into ML Global Technology Fund

Voting Requirements:
The Quorum consists one-third of the shares entitled to vote at the Meeting.

The approval of the Proposal requires the affirmative vote of the Internet Strategies stockholders, representing a majority of thr total votes entitled to vote thereon, with all shares voting as a single class.

Last Updated on 03/26/2002
By MLMAG